SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 4 2008
DIVISION OF MARKET REGULATION

UNI
SECURITIES AND E
Washing

08031779

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB* 6/26

SEC FILE NUMBER
8- 51968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackwatch Brokerage Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Blackwatch Brokerage, Inc. for the year ended December 31, 2007 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angelo Bulone
Signature

Managing Director, Controller
Title

Magally Rosario
Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

3/27/08

KPMG

BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly owned subsidiary of The Macgregor Group, Inc.) at December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 27, 2007

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	8,565,247
Receivables from brokers and dealers (net of allowance for doubtful accounts of $72,645)		3,496,741
Securities owned, at fair value		14,847
Due from affiliates		484,686
Deferred tax asset		67,499
Other assets		22,386
Total assets	$	12,651,406

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	55,000
Due to Parent and affiliate		3,988,798
Total liabilities		4,043,798
Commitments and contingencies		—
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		1,364,931
Retained earnings		7,242,667
Total stockholder's equity		8,607,608
Total liabilities and stockholder's equity	$	12,651,406

See accompanying notes to statement of financial condition.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization

Blackwatch Brokerage Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of The Macgregor Group, Inc. ("the Parent"), a provider of trade order management technology for the financial community, which in turn, is ultimately owned by Investment Technology Group, Inc. ("ITG").

The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S GAAP")

The Company is engaged in a single line of business as a securities broker and generates transaction fee revenue through agreements with certain alternative trading systems, electronic communications networks and other brokers and dealers. Effective April 1, 2007, the transaction fee business of ITG Inc , an affiliate Company, was transferred to the Company.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers, and accordingly the Company is exempt from SEC Rule 15c3-3, pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and stockholder's equity, and the disclosure of contingent assets and liabilities Actual results could differ from those estimates

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company

Included in cash and cash equivalents at December 31, 2007 is an investment in a money market fund of $7,887,000

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Securities owned, at fair value are marked to market based upon independent published prices. Cash and cash equivalents and receivables from brokers and dealers are carried at estimated fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities are carried at amounts approximating fair value.

(d) Revenue Recognition

Receivables from brokers and dealers consist of transaction receivables, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables.

Securities owned, at fair value at December 31, 2007 consist of common stock. The securities are valued using market quotes from third parties.

(e) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of ITG The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis, in accordance with the tax sharing agreement.

Income taxes are calculated and are recorded in the Company's results based upon the application of Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*" ("SFAS 109"). SFAS 109 requires the use of asset/liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized

The Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007 which addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The cumulative impact of our reassessment of uncertain tax positions in accordance with FIN 48 did not have an impact on the results of operations, financial condition or liquidity.

With limited exception, the Company is no longer subject to the U.S., federal, state, or local tax audits by taxing authorities for years preceding 2004. The Internal Revenue Service is currently examining the Company's U.S. federal income tax return for 2004 and 2005. The Company does not anticipate any significant findings.

(f) Recent Accounting Pronouncements

On September 15, 2006, the FASB issued FASB Statement No. 157, *"Fair Value Measurement"* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under FAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under FAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not presently expect the adoption of FAS 157 to have a material impact on the results of operations and financial condition.

(3) Related-Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company These services include, but are not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities and other miscellaneous services.

The Company entered into a revenue sharing agreement with ITG Inc., in which the Company earns transaction fees based on the volume of shares traded via links between the Parent's technology product and affiliates

(4) Income Taxes

Amounts due for income taxes are payable to the Parent, and are included in due to Parent and affiliate in the statement of financial condition As of December 31, 2007, the Company is liable to the Parent in the amount of $3,310,167 for income taxes.

At December 31, 2007 a deferred tax asset of $67,499 was recorded on the Statement of Financial Condition. This consisted of a federal deferred tax asset and a state and local deferred tax asset of $54,289 and $13,210, respectively

(5) Concentration of Credit Risk

The Company is engaged in brokerage activities in which the counterparties are other brokers and dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $6,531,211, which was $6,261,625 in excess of required net capital of $269,586. The Company's ratio of aggregate indebtedness to net capital ratio was 0.62 to 1.

END